UBS Securities LLC
J.P. Morgan Securities Inc.
Leerink Swann & Co., Inc.
Pacific Growth Equities, LLC
As Representatives of the severa
Underwriters

c/o UBS Securities LLC
299 Park Avenue
New York, NY  10171

May 18, 2007

6,210,000 Shares
HELICOS BIOSCIENCES CORPORATION
Common Stock

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective Underwriters of the above-captioned Shares, hereby join in the request of Helicos BioSciences Corporation that the effectiveness of the Registration Statement on Form S-1 relating to such Shares (Registration No. 333-140973) be accelerated so that the Registration Statement will become effective by 2:00 p.m. on May 22, 2007 or as soon thereafter as practicable.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
J.P. MORGAN SECURITIES INC.
LEERINK SWANN & CO., INC.
PACIFIC GROWTH EQUITIES, LLC

By:	UBS SECURITIES LLC

By:	/s/ Steven Meehan
Name: Steven Meehan
Title: Managing Director

By:	/s/ Peter Lang
Name: Peter Lang
Title: Executive Director